Exhibit 99.1

CollPlant Biotechnologies Announces Third Quarter Financial Results for 2023

●	Received a $10 million milestone payment in the third quarter from partner, AbbVie Inc., for achieving a major milestone in the second quarter in accordance with the strategic collaboration agreement related to the clinical-phase dermal filler product candidate

●	Company is preparing to launch large-animal study with a commercial size breast implant by year-end

●	Cash and cash equivalents totaled $29 million as of September 30, 2023, representing an estimated cash runway of at least two years

●	Revenues of $10.7 million and operating loss of $2.4 million for the first nine months of 2023

●	Conference call to be held on November 29, 2023, at 10:00 am U.S. ET; Dial-in information herein

Rehovot, Israel, November 29, 2023 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and organ manufacturing, today announced financial results for the third quarter ended September 30, 2023, and provided a corporate update on its programs.

“This quarter, we continued to steadily advance our programs with modest cash use,” said CollPlant’s Chief Executive Officer, Yehiel Tal. “We are advancing our regenerative breast implants program, and plan to initiate by the end of this year an animal study with commercial size implants. With AbbVie, we continue to make progress with the dermal filler candidate, and, in addition, we were pleased to announce earlier this month that a U.S. patent was granted related to our photocurable dermal filler product candidate. We plan to continue our momentum towards the completion of important upcoming milestones for which we are entitled to associated payments, that will support our continued robust cash position”.

Third quarter and recent corporate highlights

Program developments and collaboration updates

●	Dermal and Soft Tissue Filler – At the end of the second quarter, CollPlant announced the achievement of a milestone with respect to the dermal and soft tissue filler product candidate, in accordance with its collaboration agreement with AbbVie. Per the agreement, the achievement of this milestone triggered a $10 million payment from AbbVie to CollPlant that was received in the third quarter. CollPlant has the potential to receive additional milestone payments as well as future royalties in accordance with its long-term collaboration with AbbVie for the first-generation dermal filler.

●	Photocurable Dermal Filler - In November, CollPlant announced that the U.S. Patent and Trademark Office granted it a patent that covers CollPlant’s photocurable dermal filler product candidate, being developed for the aesthetics market. U.S. Patent No. 11,801,329 is directed, among other things, to a method of filling tissue space under the epidermis by introducing a polymerizable filler solution into the tissue space and applying external light to induce in-situ polymerization. This issued patent in effect until 2039 provides CollPlant with intellectual property protection for a regenerative photocurable dermal filler that has contouring capabilities. CollPlant believes that this patent will strengthen its position in the market for many forthcoming years.

●	Breast Implants - CollPlant is planning to initiate the next large-animal study to evaluate commercial size, 3D bioprinted, regenerative breast implants by year-end. In January of this year CollPlant announced positive results from its first large-animal study. This study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported.

In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants, comprised of the Company’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response and therefore may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

●	Gut-on-a-Chip - CollPlant is developing a gut tissue model that will enable a predictive and personalized treatment for inflammatory bowel diseases (IBD). CollPlant mimics the gut structure by using high resolution 3D printing in combination with its unique rhCollagen-based bioink. The first tissue model is to be used for evaluating therapeutic response in patients suffering from ulcerative colitis. Recently, the CollPlant team managed to successfully grow epithelial cells on the 3D printed scaffolds that mimic the gut tissue geometry. In November, CollPlant elected to terminate its collaboration agreement with Tel Aviv University and Sheba Medical Center and continues to develop this program on its own.

●	CollPlant remains engaged in partnering dialogs with several industry leaders and academic institutions interested in the Company’s rhCollagen technology and expertise in 3D bioprinting, to develop therapeutics and medical applications.

Commercial portfolio of bioink solutions

CollPlant’s bioink platform is intended to enable its customers to streamline the process of new product development while also accelerating timelines and reducing overall costs.

During the last year, CollPlant has released a third BioInk formulation to the market and continues to expand its BioInks portfolio. CollPlant’s new bioinks enable the end user to address a wide range of 3D bioprinting applications, including drug discovery, drug screening and tissue testing, as well as the development of transplantable tissues and organs.

Operational updates

●	In line with CollPlant’s mission to build a company that operates and works towards solutions that support a sustainable environment, CollPlant recruited a dedicated manager to analyze, formulate and execute upon the set of standards for its Environmental, Social and Governance (ESG) program. This initiative is designed to help CollPlant to meet the standards expected to be instituted by the Securities and Exchange Commission for all publicly listed companies in the U.S., as well as help socially conscious investors better understand CollPlant’s alignment with sustainable values – both operationally and as a component of its overall company mission.

Related to this initiative, in September, CollPlant announced that its participation in the United Nations Global Compact, the world’s largest initiative for sustainable and responsible corporate governance. This alliance unites over 23,000 companies and 4,000 non-business signatories across over 166 countries and more than 62 Local Networks.  By joining this voluntary leadership platform, CollPlant strengthens its commitment to operate sustainably and also providing further support of its mission to provide sustainable alternatives to existing regenerative and aesthetics medicine products and technologies.

Three and nine-months periods ended September 30, 2023 financial results

GAAP revenues for the third quarter ended September 30, 2023 were $43,000 and included mainly income from sales of the Company’s BioInk and rhCollagen, a decrease of $66,000 compared to $109,000 in the third quarter ended September 30, 2022.

GAAP revenues for the nine months ended September 30, 2023, were $10.7 million and included mainly revenues from AbbVie, CollPlant’s business partner. Revenues increased by $10.5 million, compared to $241,000 in the nine months ended September 30, 2022. The increase is mainly related to the achievement of a milestone under the AbbVie Agreement and an increase in sales of rhCollagen products.

GAAP cost of revenues for the third quarter ended September 30, 2023, was $278,000, compared to $264,000 in the third quarter ended September 30, 2022. Cost of revenue mainly includes the cost of the Company’s rhCollagen based products, and royalties to the Israeli Innovative Authorities for our sales. The increase in cost of revenues in the amount of approximately $14,000 is mainly related to inventory impairments.

GAAP cost of revenues for the nine months ended September 30, 2023, was $1.2 million, compared to $338,000 in the nine months ended September 30, 2022. The increase in the amount of approximately $880,000 is mainly comprised of: (i) $312,000 in royalty expenses to the IIA mainly related to the milestone payment received from AbbVie, and (ii) $430,000 relating to the sales of BioInk, VergenixFG, and rhCollagen.

GAAP gross loss for the third quarter ended September 30, 2023 was $235,000, compared to gross loss of $155,000 in the third quarter ended September 30, 2022.

GAAP gross profit for the nine months ended September 30, 2023, was $9.4 million, compared to gross loss of $97,000 in the nine months ended September 30, 2022.

GAAP operating expenses for the third quarter ended September 30, 2023 were $4.4 million, compared to $4.3 million in the third quarter ended September 30, 2022. On a non-GAAP basis, operating expenses for the third quarter ended September 30, 2023 were $3.9 million, compared to $3.7 million for the third quarter ended September 30, 2022. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating expenses for the nine months ended September 30, 2023, were $11.9 million, compared to $12.3 million, in the nine months ended September 30, 2022. The decrease of approximately $438,000 is mainly attributed to $247,000 in research and product development activities related to process development in 2022, and approximately $191,000 in general and administrative expenses, mainly comprised of: (i) a $109,000 increase in professional services expenses offset by (ii) a $320,000 decrease in share-based compensation expenses. On a non-GAAP basis, the operating expenses for the nine months ended September 30, 2023 were $10.6 million, compared to $11.0 million in the nine months ended September 30, 2022. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the third quarter ended September 30, 2023 totaled $225,000, compared to financial income, net, of $89,000 in the third quarter of 2022. The increase in financial income, net, is due to an increase in interest rates and interest received from our short-term cash deposits.

GAAP financial income, net, for the nine months ended September 30, 2023, totaled $114,000, compared to financial expenses, net, of $103,000 in the nine months ended September 30, 2022. The increase in financial income, net, is due to the increase in interest rates and interest received from the Company’s short-term cash deposits.

GAAP net loss for the third quarter ended September 30, 2023 was $4.4 million, or $0.38 basic loss per share, compared to a net loss of $4.4 million, or $0.4 basic loss per share, for the third quarter ended September 30, 2022. Non-GAAP net loss for the third quarter ended September 30, 2023 was $4 million, or $0.35 loss per share, compared to a net loss of $3.7 million, or $0.34 basic loss per share, for the third quarter ended September 30, 2022.

GAAP net loss for the nine months ended September 30, 2023 was $2.3 million, or $0.2 basic loss per share, compared to a net loss of $12.5 million, or $1.14 basic loss per share, for the nine months ended September 30, 2022. Non-GAAP net loss for the nine months ended September 30, 2023, was $1.2 million, or $0.11 basic loss per share, compared to $11.2 million loss, or $1.02 basic loss per share, for the nine months ended September 30, 2022.

Balance sheets and cash flows items

Cash and cash equivalents as of September 30, 2023, were $29 million. Based on current estimates, the cash balance represents as of November 2023, a company cash runway of at least two years of operation.

Cash provided by operating activities during the three months ended September 30, 2023 was $6.8 million, compared to $3.2 million cash used in during the three months ended September 30, 2022. Cash used in operating activities during the nine months ended September 30, 2023 was $418,000, compared to $10.4 million during the nine months ended September 30, 2022. Cash provided in the three and nine-months periods ended September 30, 2023 includes the $10 million milestone payment from AbbVie.

Cash used in investing activities during the three months ended September 30, 2023 was 243,000, compared to $322,000 cash used in investing activities during the three months ended September 30, 2022. Cash used in investing activities during the nine months ended September 30, 2023 was $784,000, compared to $29.2 million cash provided by investing activities during the nine months ended September 30, 2022. The decrease is mainly attributed to repayment and investment in short term cash deposits during the nine months ended September 30, 2022.

Cash provided by financing activities during the three months ended September 30, 2023 was $216,000. During the three months ended September 30, 2022, there was no cash provided by financing activities. Cash provided by financing activities during the nine months ended September 30, 2023 was $1.1 million, compared to $1.5 million during the nine months ended September 30, 2022. Cash provided by financing activities is mainly attributed to proceeds from the exercise of options and warrants into shares.

Conference call information

To participate in the conference call, please use the dial-in information below:

U.S. investors:  1-877-407-9716

Investors outside of the U.S.:  1-201-493-6779

Israel investors: 1-809-406-247

Conference ID:  13741767

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company&r=true&B=6

Webcast information

A live webcast will also be available in listen-only mode and can be accessed here or via the link to be posted on the News & Events section of the CollPlant Investor relations website. A replay of the webcast will be available following the conclusion of the live broadcast and will be accessible on the Company’s website for a limited time.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$28,981	$29,653
Restricted deposit	226	23
Trade receivables	4	9
Inventories	1,503	1,430
Other accounts receivable and prepaid expenses	493	543
Total current assets	31,207	31,658
Non-current assets:
Restricted deposit	54	188
Operating lease right-of-use assets	3,179	2,711
Property and equipment, net	2,916	2,966
Intangible assets, net	202	245
Total non-current assets	6,351	6,110
Total assets	$37,558	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$744	$1,133
Operating lease liabilities	571	529
Accrued liabilities and other	1,319	1,443
Total current liabilities	2,634	3,105
Non-current liabilities:
Operating lease liabilities	2,526	2,382
Total non-current liabilities	2,526	2,382
Total liabilities	5,160	5,487
Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of September 30, 2023 and December 31, 2022; issued and outstanding: 11,452,672 and 11,186,481 ordinary shares as of September 30, 2023 and December 31, 2022, respectively	4,982	4,873
Additional paid in capital	120,437	118,099
Currency translation differences	(969)	(969)
Accumulated deficit	(92,052)	(89,722)
Total shareholders’ equity	32,398	32,281
Total liabilities and shareholders’ equity	$37,558	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Revenues	$10,660	$241	$43	$109
Cost of Revenue	1,218	338	278	264
Gross Profit (loss)	9,442	(97)	(235)	(155)

Operating expenses:
Research and development	7,371	7,618	2,695	2,777
General, administrative and marketing	4,515	4,706	1,672	1,536
Total Operating loss	(2,444)	(12,421)	(4,602)	(4,468)
Financial income (expenses), net	114	(103)	225	89
Net loss for the period	$(2,330)	$(12,524)	$(4,377)	$(4,379)
Basic and diluted loss per ordinary share	$(0.20)	$(1.14)	$(0.38)	$(0.40)
Weighted average ordinary shares outstanding used in computation of basic and diluted loss per share	11,367,767	10,986,454	11,443,023	11,086,481

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2023	2022
Cash flows from operating activities:
Loss	$(2,330)	$(12,524)
Adjustments for:
Depreciation and amortization	818	782
Interest from Short term cash deposits	-	(87)
Interest from restricted deposits	(10)	-
Share-based compensation to employees and consultants	1,373	1,735
Exchange differences on cash and cash equivalents	578	699
Changes in operating asset and liability items:
Decrease in trade receivables	5	261
Increase in inventories	(107)	(47)
Decrease (increase) in other receivables	50	(65)
Decrease in operating right of use assets	387	345
Decrease in trade payables	(389)	(154)
Decrease in lease liabilities	(669)	(803)
Decrease in accrued liabilities and other payables	(124)	(462)
Decrease in deferred revenues	-	(32)
Net cash used in operating activities	(418)	(10,352)
Cash flows from investing activities:
Capitalization of intangible assets	-	(25)
Purchase of property and equipment	(725)	(987)
Repayment of a short term deposits	-	50,238
Investment in short term deposits	(59)	(20,000)
Net cash provided by (used in) investing activities	(784)	29,226
Cash flows from financing activities:
Exercise of options and warrants into shares	1,108	1,474
Net cash provided by financing activities	1,108	1,474
Net increase (decrease) in cash and cash equivalents and restricted deposits	(94)	20,348
Exchange differences on cash and cash equivalents and restricted deposits	(578)	(699)
Cash and cash equivalents and restricted deposits at the beginning of the period	29,653	13,374

Cash and cash equivalents and restricted deposits at the end of the period	$28,981	$33,023

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2023	2022
Appendix to the statement of cash flows

A. Supplementary information on investing and financing activities not involving cash flows:
Obtaining right of use assets in exchange for a lease liability	855	100
Capitalization of Share-based compensation to inventory	34	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period
Cash and cash equivalents	28,981	32,813
Restricted deposits (including long term)	-	210
Total cash and cash equivalents and restricted deposits	$28,981	$33,023

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

GAAP operating expenses:	$11,886	$12,324	$4,367	$4,313

Change of operating lease accounts	47	458	14	35
Share-based compensation to employees, directors and consultants	(1,373)	(1,735)	(521)	(680)
Non-GAAP operating expenses:	10,560	11,047	3,860	3,668

GAAP operating loss	(2,444)	(12,421)	(4,602)	(4,468)
Change of operating lease accounts	(47)	(458)	(14)	(35)
Share-based compensation to employees, directors and consultants	1,373	1,735	521	680
Non-GAAP operating loss	(1,118)	(11,144)	(4,095)	(3,823)

GAAP Net loss	(2,330)	(12,524)	(4,377)	(4,379)
Change of operating lease accounts	(282)	(458)	(101)	(35)
Share-based compensation to employees, directors and consultants	1,373	1,735	521	680
Non-GAAP Net loss	$(1,239)	$(11,247)	$(3,957)	$(3,734)
GAAP basic and diluted loss per ordinary share	$(0.20)	$(1.14)	$(0.38)	$(0.40)
NON- GAAP basic and diluted loss per ordinary share	$(0.11)	$(1.02)	$(0.35)	$(0.34)

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2023 and 2022 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results for the third quarter ended September 30, 2023, are presented in accordance with generally accepted accounting principles in the U.S.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company's ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the Israel- Hamas war, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com